Flamel Technologies Announces Fourth Quarter and Full Year 2012 Results

Conference call with management to take place at 8:30 AM EST on February 28, 2013

Lyon, France – February 28, 2013 - Flamel Technologies (NASDAQ: FLML) today announced its financial results for the fourth quarter of 2012 and full year 2012. The year 2012 marks the transition of Flamel from a stand-alone drug delivery company to a specialty pharmaceutical company with outstanding drug delivery capabilities. Highlights from the quarter and subsequent period include:

•	Management continues to advance internal pipeline and pursue external business development opportunities,
•	Flamel had $9.2 million of cash and marketable securities as of December 31, 2012, prior to the debt financing, and
•	Receipt of $14.5 million of net proceeds on February 4, 2013 from the previously announced $15 million debt financing with two funds managed by Deerfield Management, the Company’s largest shareholder.

In March 2012 Flamel acquired Éclat Pharmaceuticals, LLC (Éclat), which provided both marketing capabilities and a mature pipeline of short term product opportunities. The company has continued the development of those products and expects to launch the first of them in the summer of 2013, providing there are no unanticipated regulatory or other delays.

“Our progress in developing products at Éclat and additional technology-driven products from Flamel’s proprietary platform of technologies has continued at a rapid pace and we are excited about the expected approval and launch of our first product, as well as the expected filing of additional marketing applications in 2013,” said Mike Anderson, Chief Executive Officer of Flamel. “In addition, the recent financing will serve two important purposes. First, it allows us to continue investing aggressively in our R&D pipeline; second, it also provides the means to market effectively our first product, after its expected approval this year.”

Mr. Anderson continued, “We believe we have evolved the company into an organization that now has three distinctive ways to create revenue: commercializing the Éclat projects in the shorter term, pursuing our self-funded internal projects in the mid-term, and continuing to seek meaningful partnerships with other companies to supplement the other initiatives.”

“From an operating standpoint, management continues to exercise cost discipline”, he added, as fourth quarter 2012 operating expenses, excluding non-cash elements, declined by $0.3 million compared to the fourth quarter of 2011, despite absorbing additional operating expenses from Éclat since March 2012.

Flamel’s Fourth Quarter Results

Flamel reported total revenues during the fourth quarter of 2012 of $7.3 million versus $8.6 million in the fourth quarter of 2011. The decrease was primarily driven by lower product sales and services of $2.2 million in the fourth quarter of 2012 compared to $4.2 million in the prior year quarter, as the fourth quarter of 2011 included the non-recurring revenues from the signing of a new supply contract with Glaxo SmithKline (“GSK”) for purchases of Coreg CR®’s microparticles. License and research revenues grew to $3.5 million during the fourth quarter of 2012 compared to $2.2 million in the prior year quarter, reflecting the recognition of the remaining up-front monies received from Merck Serono, subsequent to termination of the license agreement in October 2012. Other revenues, consisting primarily of royalty income from GSK on the sales of Coreg CR, declined to $1.7 million in the fourth quarter of 2012 versus $2.2 million in the prior year quarter.

Total costs and expenses during the fourth quarter of 2012 decreased to $1.2 million versus $10.9 million in the prior year period.

The total costs and expenses for the fourth quarter of 2012 included two major non-cash line items. The terms of acquisition of Éclat Pharmaceuticals in March 2012 included the issuance of a $12 million note, whose repayment is tied to the approval and net sales of certain Éclat products, 3.3 million warrants and earn-out payments based on the gross profit achieved on the Éclat products. These commitments are revalued and reassessed at each balance sheet date based on information and data available at that time, including financial projections related to the potential of the Éclat products, as well as the share price and interest rate in so far as they influence the value of the warrants. A favorable $16.5 million adjustment was realized in the fourth quarter 2012 from the updated fair-value measurement of these liabilities. In addition, Flamel took a $7.2 million charge to reflect the impairment of R&D assets, mainly reflecting changes in market opportunities for one of the acquired pipeline products. Excluding these adjustments, operating expenses in the fourth quarter of 2012 decreased to $10.6 million compared to $10.9 million in the prior year period.

Costs of goods and services sold for the fourth quarter of 2012 were $1.5 million compared to $1.9 million in the fourth quarter of 2011. Research and development costs in the fourth quarter of 2012 totaled $6.1 million versus $5.9 million in the prior year period. This modest increase in R&D expense was primarily due to $0.7 million in Éclat-related expenses not present during the prior year period. Selling, general and administrative costs were $3.0 million in the fourth quarter of 2012 versus $3.2 million in the fourth quarter of 2011, primarily resulting from cost-saving measures, despite Éclat-related expenses of $0.6 million incurred in the fourth quarter of 2012 not present during the prior year period.

Total interest expense of $1.6 million for the fourth quarter of 2012 includes $1.7 million of non-cash expense related to debt used to fund the Éclat acquisition, partially offset by interest earned on our cash balance. In the fourth quarter of 2011, the Company had interest income of $0.1 million.

Net income for the fourth quarter of 2012 was $9.1 million versus a net loss of $2.1 million in the year-ago period. Earnings per share (both basic and diluted) was $0.36 in the fourth quarter of 2012 versus loss per share (basic and diluted) of $0.08 in the fourth quarter of 2011. Net loss and loss per share (basic and diluted) for the fourth quarter of 2012, excluding the impact of the re-measurement of the fair value of acquisition liabilities, the impairment of R&D assets and the impact of deferred taxes, was $3.6 million and $0.14, respectively.

A conference call to discuss these results and other updates is scheduled for 8:30 AM Eastern Standard Time on Thursday, February 28, 2013. A question and answer period will follow management’s prepared remarks. To participate in the conference call, investors are invited to dial 888-417-8533 (U.S.) or 719-325-2361 (international). The conference ID number is 6788004. The conference call webcast may be accessed at www.flamel.com. A replay of the call will be available for 14 days, within a few hours after the call ends. Investors may listen to the replay of the call by dialing 888-203-1112 (U.S.) or 719-457-0820 (international), with the passcode 6788004. A replay of the webcast will also be archived on Flamel's website for 90 days following the call.

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About Flamel Technologies. Flamel Technologies SA's (NASDAQ: FLML) business model is to blend high-value internally developed products with its leading drug delivery capabilities. The Company has a proprietary pipeline of niche specialty pharmaceutical products, while its drug delivery platforms are focused on the goal of developing safer, more efficacious formulations of drugs to address unmet medical needs. Its partnered pipeline includes biological and chemical drugs formulated with its Medusa® and Micropump® (and its applications to the development of liquid formulations, i.e. LiquiTime™ and of abuse-deterrent formulations Trigger Lock™) proprietary drug delivery platforms. Several Medusa-based products have been successfully tested in clinical trials. The Company has developed products and manufactures Micropump-based microparticles under FDA-audited GMP guidelines. Flamel Technologies has collaborations with a number of leading pharmaceutical and biotechnology companies, including GlaxoSmithKline (Coreg CR®, carvedilol phosphate). The Company is headquartered in Lyon, France and has operations in St. Louis, Missouri, USA, and manufacturing facilities in Pessac, France. Additional information may be found at www.flamel.com.

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Contact:	Michael S. Anderson
Phone:	33 (0) 4 72 78 34 34
Fax:	33 (0) 4 72 78 34 35
E-mail:	anderson@flamel.com

Investor Relations

Bob Yedid

ICR Inc.

Phone:	646-277-1250
Email:	bob.yedid@icrinc.com

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This release contains "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995, including certain plans, expectations, goals and projections regarding financial results, product developments and technology platforms. All statements that are not clearly historical in nature are forward-looking, and the words "anticipate," "assume," "believe," "expect," "estimate," "plan," "will," “may,” and similar expressions are generally intended to identify forward-looking statements. All forward-looking statements involve risks, uncertainties and contingencies, many of which are beyond our control that could cause actual results to differ materially from those contemplated in such forward-looking statements. These risks include risks that the acquisition of Éclat Pharmaceuticals may not be successfully integrated or that certain payment acceleration events may be triggered; the new hospital-based product under FDA review may not be approved or such approval may be delayed; the reacquisition of the exclusive rights to develop and commercialize IFN-β XL worldwide and identification of an alternative strategic partner for the program may not be successful; the identified opportunities will not result in shorter-term, high value results; clinical trial results may not be positive or our partners may decide not to move forward; management transition may be disruptive or not succeed as planned; products in the development stage may not achieve scientific objectives or milestones or meet stringent regulatory requirements; products in development may not achieve market acceptance; competitive products and pricing may hinder our commercial opportunities; we may not be successful in identifying and pursuing opportunities to develop our own product portfolio using Flamel’s technology; and the risks associated with our reliance on outside parties and key strategic alliances. These and other risks are described more fully in Flamel's Annual Report on Form 20-F for the year ended December 31, 2011 that has been filed with the Securities and Exchange Commission (SEC). All forward-looking statements included in this release are based on information available at the time of the release. We undertake no obligation to update or alter our forward-looking statements as a result of new information, future events or otherwise.

Condensed Consolidated Statements of Operations

(Amounts in thousands, except per share data)

	Three months ended December 31,		Twelve months ended December 31,
	2011	2012	2011	2012
Revenue:
License and research revenue	$2,170	$3,450	$10,566	$9,324
Product sales and services	4,242	2,163	13,395	9,657
Other revenues	2,237	1,697	8,639	7,120
Total revenue	8,649	7,310	32,600	26,101
Costs and expenses:
Cost of goods and services sold	(1,850)	(1,495)	(6,284)	(5,860)
Research and development	(5,910)	(6,162)	(25,089)	(26,115)
Selling, general and administrative	(3,166)	(2,950)	(10,810)	(14,153)
Remeasurement of acquisition liabilities	-	16,538	-	23,710
Impairment of assets	-	(7,170)	-	(7,170)
Total	(10,926)	(1,239)	(42,183)	(29,588)

Profit (loss) from operations	(2,277)	6,071	(9,583)	(3,487)

Interest income (loss) net (1)	122	(1,569)	594	(4,365)
Foreign exchange gain (loss)	118	(108)	273	(180)
Other income (loss)	5	11	134	102

Income (loss) before income taxes	(2,032)	4,405	(8,582)	(7,930)
Income tax benefit (expense)	(59)	4,696	(192)	4,702
Net Income (loss)	$(2,091)	$9,101	$(8,774)	$(3,228)

Earnings (loss) per share

Basic earnings (loss) per ordinary share	$(0.08)	$0.36	$(0.36)	$(0.13)
Diluted earnings (loss) per share	$(0.08)	$0.36	$(0.36)	$(0.13)

Weighted average number of shares outstanding (in thousands) :

Basic	24,737	25,213	24,669	25,086
Diluted	24,737	25,314	24,669	25,086

(1) In 2012, includes impact of passage of time on valuation of acquisition liabilities.

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